Criteo S.A.
32 rue Blanche
75009 Paris, France

September 13, 2016

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re: Criteo S.A.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 5, 2016
File No. 001-36153

Dear Mr. Spirgel:

We acknowledge receipt of the Staff's letter to Criteo S.A., dated September 7, 2016, with respect to the above-referenced filings. Pursuant to your telephone conversation with Ryan Dzierniejko, counsel at Skadden, Arps, Slate, Meagher & Flom, LLP, this letter is to confirm Criteo's request for an extension to respond to the Staff’s letter and the Staff's grant of such an extension to October 5, 2016.

Should the Staff require further information or have any questions, please contact Criteo's General Counsel, Nicole Kelsey, at +33 (0) 1 75 87 41 68, or the undersigned at + 33 (0) 1 76 21 22 05. Thank you for your consideration.

Very truly yours,

/s/ Benoit Fouilland
Benoit Fouilland
Chief Financial Officer
Criteo S.A.